
November 13, 2018

Philip Keller
Chief Financial Officer
First Choice Healthcare Solutions, Inc.
709 S. Harbor City Blvd., Suite 530
Melbourne, FL 32901

> **Re: First Choice Healthcare Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 000-53012**

Dear Mr. Keller:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Financial Statements
Notes to Consolidated Financial Statements
Note 5 — Property, Plant, and Equipment
Sale/Leaseback, page F-16

1. We note your disclosure that you sold Marina Towers for $15.45 million, leased back the entire facility and recorded a gain on sale of property of $9.19 million during the year ended December 31, 2016. We also note you subleased significant portion of Marina Towers to third party tenants and collected rental revenue. Please provide us a detailed analysis addressing how you accounted for the sale-leaseback transaction and your basis for recognizing the gain, including how it was calculated. In addition, specifically address how you considered the guidance in ASC 840-40-25-9 and ASC 840-40-55-35.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or Joel Parker, Senior Assistant Chief Accountant at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining